EXHIBIT 99.1

ODDITY TECH ANNOUNCES SHARE BUYBACK PLAN, RAISES Q2 GUIDANCE

NEW YORK, June 07, 2024 -- ODDITY Tech Ltd. (NASDAQ: ODD) today announced that its Board of Directors has approved a share buyback program authorizing the repurchasing on the open market of a maximum of $150 million of the Company’s Class A Ordinary Shares (the “Buyback Plan”), subject to market conditions, legal and regulatory constraints, the terms of the Plan, and other strategic priorities. The Buyback Plan will expire on June 30, 2027 or once the allocated funds have been fully deployed, subject to any future modifications by the Board.

ODDITY currently has over $250 million of cash, cash equivalents, and investments on its balance sheet. It has zero financial debt, and an additional $100 million available through an undrawn credit facility. The company’s cash deployment strategy prioritizes reinvestment in the business, M&A, and buybacks as appropriate.

Due to the approval of the Buyback Plan, ODDITY is now providing a refined outlook for Q2 2024. ODDITY expects to deliver revenue at the top end of the range, and EBITDA and EPS exceeding the range included in its latest guidance of May 7, 2024.

Accordingly, ODDITY is revising its guidance for the second quarter ending June 30, 2024:

•	Net revenue of approximately $189 million, representing year-over-year growth of 25%.

•	Gross margin of approximately 71.0%.

•	Adjusted EBITDA of approximately $60 million.

•	Adjusted diluted EPS approximately $0.69.

	Q2 2024 Current Outlook	Q2 2024 Prior Outlook
Net Revenue	~$189 million	$185-189 million
Gross Margin	~71.0%	71. 0%
Adjusted EBITDA	~$60 million	$53-56 million
Adjusted Diluted EPS	~$0.69	$0.56

The financial outlook figures presented above are forward-looking statements that are subject to a variety of assumptions and estimates. Actual results may differ materially from ODDITY’s financial outlook as a result of, among other things, the factors described under “Forward-Looking Statements” below.

Non-GAAP Financial Measures

In addition to the GAAP financial measures set forth in this press release, ODDITY has included the following non-GAAP financial measures: Adjusted EBITDA and Adjusted diluted EPS. ODDITY believes these non-GAAP financial measures provide useful supplemental information to management and investors to help evaluate ODDITY’s business, measure its performance, identify trends, prepare financial projections and make business decisions.

ODDITY defines “Adjusted EBITDA” as net income before financial expenses (income), net, taxes on income, and depreciation and amortization as further adjusted to exclude share-based compensation expense and non-recurring items. ODDITY believes Adjusted EBITDA is useful for financial and operational decision-making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of its recurring core operating results, ODDITY believes that Adjusted EBITDA provides meaningful supplemental information regarding its performance. In addition, Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired.

ODDITY defines “Adjusted diluted earnings per share” as Adjusted net income divided by diluted shares outstanding. ODDITY defines “Adjusted net income” as net income adjusted for the impact of share-based compensation, non-recurring items and the tax effect of non-GAAP adjustments. ODDITY believes the presentation of Adjusted diluted earnings per share is useful because it is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, ODDITY believes this measure is helpful in highlighting trends in our operating results, because it excludes the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

ODDITY’s non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, its financial results prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” “seek,” or similar words. The absence of these words does not mean that a statement is not forward-looking. These forward-looking statements address various matters, including ODDITY’s business strategy, market opportunity, ability to deliver superior products and experiences, potential long-term success and ODDITY’s outlook for the second quarter 2024. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to maintain the value of our brands; our ability to anticipate and respond to market trends and changes in consumer preferences; our ability to attract new customers, retain existing customers and maintain or increase sales to those customers; our ability to maintain a strong base of engaged customers and content creators; the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products; our ability to accurately forecast customer demand, manage our inventory, and plan for future expenses; our future rate of growth; competition; the fluctuating cost of raw materials; the illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products; changes in, or disruptions to, our shipping arrangements; our ability to manage our growth effectively; a general economic downturn or sudden disruption in business conditions; our ability to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products; foreign currency fluctuations; product returns; our ability to execute on our business strategy; our ability to maintain a high level of customer satisfaction; our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to regulation of the internet and e-commerce, evolving AI-technology related laws, tax laws, the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations, consumer protection laws, and data privacy and security laws; failure of our products to comply with quality standards and risks related to product liability claims; trade restrictions; existing and potential tariffs; any data breach or other security incident of our information technology systems, or those of our third-party service providers or cyberattacks; risks related to online transactions and payment methods; any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights; conditions in Israel and the Middle East generally, including as a result of geopolitical conflict; the concentration of our voting power as a result of our dual class structure; our status as a foreign private issuer; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2024, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements.

About ODDITY

ODDITY is a consumer tech company that builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The company serves approximately 50 million users with its AI-driven online platform, deploying data science to identify consumer needs, and developing solutions in the form of beauty and wellness products. ODDITY owns IL MAKIAGE and SpoiledChild. The company operates with business headquarters in New York City, an R&D center in Tel Aviv, Israel, and a biotechnology lab in Boston.

Contacts:

Press:

Michael Braun

michaelb@oddity.com

Investor:

investors@oddity.com